McMillan Binch LLP

Suite 3500 • South Tower • Royal Bank Plaza • Toronto • Ontario • Canada • M5J 2J7
Fax: 416.865.7048 • www.mcmillanbinch.com • Telephone: 416.865.7000

Reply Attention of *Chung H. Yue*
Direct Line *(416) 865-7296*
Internet Address *Chungyue@mcmillanbinch.com*
Our File No. *0056106*
Date *November 21, 2002*

Office of International Corporate Finance
Securities and Exchange Commissi[redacted]
450 Fifth Street N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

Dear Mesdames/Sirs:

Re: Boliden AB
File No. 82-4707

As required by Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith and listed below are relevant documents for the period from the date of our letter of August 29, 2002 through the date of this letter:

1. News release – Boliden claims damages from the Spanish construction company Dragados, September 26, 2002;

2. News release – Interim report, January – September 2002, October 23, 2002; and

3. News release – New mineralisation discovered in Boliden's Kristineberg Mine, November 14, 2002.

Yours truly,

Chung H. Yue
Law Clerk

Enclosures

K:\SEC\CHY\BOLIDEN\LETSEC51.DOC

BOLIDEN LIMITED

Quotes and Charts
BOL. (TSX)

Releases Earnings

Attention Business Editors:

Boliden claims damages from the Spanish construction company Dragados

STOCKHOLM, Sweden, Sept. 26 /CNW/ - Boliden's Spanish subsidiary Boliden Apirsa has filed a notice of litigation against Dragados y Construcciones S.A., a member of the construction company Dragados S.A., listed in Spain, in connection with the failure of the tailings dam at the Los Frailes mine, Spain, in 1998. Boliden's claim against Dragados amounts to a minimum of 1 billion SEK (107 million Euro). The formal claim will be presented to a Spanish court in October.

Boliden Apirsa demands that the Spanish construction company Dragados compensate Boliden Apirsa and its insurance companies for costs in connection with the clean-up operations and the economic compensation to those affected by the accident.

As previously announced, Boliden Apirsa has been acquitted of all responsibility as a result of a criminal investigation and also by an international commission of inquiry, both stated that the failure was caused by defects in the design and construction of the dam.

Boliden's legal representatives have studied the claim raised against Boliden by the Spanish Ministry of the Environment. Their investigation confirms Boliden Apirsa's strong and firm legal position to reject the claim. Further, there is no risk of the corporate veil being pierced.

- The question of responsibility has already been investigated and what is now going on in Spain is driven politically and Boliden has been wrongly accused. Our assessment that Boliden will suffer no further losses remains unchanged. We will now initiate a proceeding to obtain compensation for costs incurred, said Boliden's CEO Jan Johansson.

As previously announced, Boliden's mining activities in Spain were terminated at the end of last year after the agreement with the Andalusian regional government and the worker's union concerning the restoration of the area and redundancy payments for the workers. The agreement also states that Boliden owns the right to certain mining equipment that is now in use at the Aitik mine.

-30-

For further information: Jan Johansson, President and CEO, telephone +46 8 610 16 02 or +46 70 555 02 02; Ulf Soderstrom, Vice President Public

BOLIDEN LIMITED

Quotes and Charts
BOL (TSX)

Releases Earnings

Attention Business/Financial Editors:

Boliden - Interim report, January - September 2002

STOCKHOLM, Sweden Oct. 23 /CNW/ -

- Boliden reports a profit after financial items of SEK 33 million (SEK -3,436 m) for the first nine months of 2002 despite a fall in metal prices. This corresponds to an improvement of SEK 2,847 million excluding operations that have been sold or shut down and items affecting comparability (IAC).

- The profit after financial items for Q3 2002 totalled SEK 13 million (SEK -2,813 m).

- Cash flow from operating activities was SEK -65 million for the period. During the third quarter cash flow was affected by payment in connection with prior agreements in Spain and currently lower trade payables. Cash flow is expected to improve in the fourth quarter.

- The Business Area Mining Operations reports a substantial improvement in profits for the third quarter in comparison with the first two quarters of 2002. The Ronnskar smelter's result was affected negatively in Q3 2002 by inventory price adjustments due to lower metal prices.

- The Myra Falls mine reports a profit for the third quarter, 2002.

<<

Turnover and result SEK million (unless stated otherwise)	Nine months 2002	Nine months 2001	Change in %	Third quarter 2002	Third quarter 2001	Change in %
Turnover	7 252	7 825	-7	2 196	2 380	-8
Operating result	260	-870	-	87	-1 025	-
Operating margin (%)	3,6	-11.1	-	4.0	-43.1	-
Earnings after net						

financial items	33	-3 436	-	13	-2 813	-
Net result for the period	52	-2 254	-	22	-1 749	-
Earnings per share (SEK)(1)	0.61	-26.27	-	0.26	-20.38	-
Return on shareholders' equity (%)	2.8			3.6		
Return on capital employed (%)	4.8			4.8		
Cash flow from operating activities	-65	-2 727	-	-143	-1 945	-
Cash flow for the period	-480(*)	-33	-	-435(*)	-903	-

(*) Includes debt repayment

Metal prices (average LME/LBM)	Nine months 2002	2001	Change in %	Third quarter 2002	2001	Change in %
Copper (USD/lb.)	0.71	0.74	-4	0.69	0.67	3
Zinc (USD/lb.)	0.35	0.42	-17	0.35	0.37	-5
Lead (USD/lb.)	0.21	0.22	-5	0.20	0.21	-5
Gold (USD/oz)	306	269	14	314	275	14
Silver (USD/oz)	4.63	4.40	5	4.67	4.27	9

Exchange rates	Nine months 2002	2001	Change in %	Third quarter 2002	2001	Change in %
SEK/USD (realised by Boliden)	10.70	8.29	29	10.75	9.50	13
SEK/USD	9.93	10.26	-3	9.38	10.53	-11
USD/CAD	1.57	1.54	2	1.56	1.53	2

(1) Full dilution results in only a negligible reduction in earnings per share. Dilution refers to options issued by Boliden Limited, which grant the right to obtain shares in Boliden AB. The options grant the right to obtain a maximum of 371,703 newly issued shares in Boliden AB.

President's Statement

Boliden reports a profit after financial items of SEK 33 million (SEK -3,436 m) for the first nine months of 2002, despite lower metal prices. The profit after financial items for the third quarter of 2002 totalled SEK 13 million (SEK -2,813 m).

The main reasons for the improvement in the results are increased production at Ronnskar and a combination of cost cutting and productivity increases in all operating sectors, improved financial net and increased revenues due to an improved realised US dollar exchange rate. Lower metal prices and lower smelting and refining charges had a negative effect on both the first nine months and the third quarter of 2002 in comparison with the

corresponding periods last year.

Cash flow from operating activities was SEK -65 million for the period. During the third quarter cash flow was affected by payment in connection with prior agreements in Spain and currently lower trade payables. Cash flow is expected to improve in the fourth quarter.

The prices of the base metals that are important to Boliden fell still further during the third quarter. Increased uncertainty about issues such as the outlook for the global economy and the fall in stock markets put additional pressure on metal prices.

As a result of Boliden's hedging of dollar revenues for 2002 at exchange rates of over SEK/USD 10.70, the recent weakening of the US dollar had no effect on the period's income. Further, Boliden will hedge net assets in foreign currencies to avoid a negative impact on equity.

Production trends at comparable units within our Mining Operations varied in comparison with the corresponding periods last year. Copper production at Aitik was lower, mainly due to lower head grades during the first two quarters of 2002. The grades gradually improved during the third quarter and this trend is expected to continue during the fourth quarter.

Production in the Boliden area and at Garpenberg continued to develop well. The exploration activities have been successful, particularly in Garpenberg, and the evaluation of the new mineral deposit at Lappberget is going according to plan. The action plan implemented at the Canadian Myra Falls mine has been successful and the mine is now reporting a profit.

Production at Ronnskar was higher in both the first nine months of the year and the third quarter of 2002 compared with the corresponding periods last year. The increase was mainly due to higher capacity resulting from the expansion programme at the smelter. Concentrate deliveries to Ronnskar, both internal and external, gradually stabilised during the third quarter. The recent steep fall in the price of copper had a negative effect on the inventory value, and hence on Ronnskar's results. At Boliden Bergsoe, production remained stable and at the same levels as in the corresponding periods last year, during both the first nine months of the year and the third quarter.

In Business Area Fabrication, development continued to be negatively affected by lower activity levels in the European copper and brass product markets in comparison with the corresponding period last year. The comprehensive cost- and capital efficiency improvement programmes which have been, and will continue to be, implemented within Fabrication were unable to compensate for the significant falls in volume and prices seen during the reporting period, particularly in the copper-tube market.

To sum up, our operations are continuing to develop in a positive direction, in spite of the negative effect of important external factors.

Jan Johansson
President and CEO

Important Events

Jan — Boliden acquires the assets of Dutch copper-tube manufacturer, HME Nederland, for SEK 50 million.

Mar — Boliden and North Atlantic Natural Resources (NAN) sign an agreement for cooperation on exploration in the Skellefte field.

Production at Myra Falls mine in Canada resumed.

Apr — Boliden hedges additional US dollar revenues corresponding to almost 100% of the projected flow for 2002.

An extensive mineralization is discovered at "Lappberget" near Garpenberg. It indicates the potential for substantial volumes and high grades of mainly zinc, lead and silver.

Jun The first ore from the Storliden mine, with high grades and good recoveries, is successfully processed in the Boliden concentrator.

Jul Boliden hedges additional dollar revenues for 2003 and 2004, bringing to 80 per cent the total dollar flows now hedged.

Turnover, Results and Cash Flow

Boliden's turnover totalled SEK 7,252 million (SEK 7,825 m) during the first nine months of 2002, SEK 2,196 million (SEK 2,380 m) of which was attributable to the third quarter. Compared with the corresponding period last year, turnover in the first three quarters of 2002 was positively influenced by SEK 505 million due to an improved exchange rate with the US dollar, and negatively by SEK 138 million due to lower metal prices and lower smelting and refining charges. Comparability between the years is also influenced by the sale of units (Norzink and Lomas Bayas), as well as the closure of the Laisvall mine following the depletion of ore reserves in 2001. These units contributed SEK 842 million to the turnover during the first three quarters of 2001.

The operating result for the first nine months of 2002 totalled SEK 260 million (SEK -870 m), of which SEK 87 million (SEK -1,025 m) was attributable to the third quarter. The underlying improvement in the results for the report period totals SEK 508 million, since the operating result after financial items for 2001 was positively influenced by SEK 117 million from the sale or closure of units, as well as by cost items affecting comparability totalling SEK 739 million (capital gain from the sale of Norzink and write-down of Lomas Bayas and Myra Falls). The improved operating result is attributable to the same factors that affected the turnover (see above) and to a substantial improvement in net financial items.

The operating result after financial items totalled SEK 33 million (SEK -3,436 m) for the first three quarters and SEK 13 million (SEK -2,813 m) for the third quarter. The underlying improvement in the operating result for the reporting period totals SEK 2,847 million, after adjustments for items affecting comparability and units sold and closed during 2001.

The net financial position improved due to better loan terms negotiated in the refinancing agreement completed in August 2001. In addition, negative exchange rate differences of SEK 513 million on foreign currency loans and costs associated with the advance termination of the currency hedging contract for SEK 1,471 million are included in the financial items for the previous year.

From the 2002 financial year onward, Boliden will be reporting its shares in associated companies' profits under "Operating Result", whereas they were previously reported under "Financial Items" and as tax.

Cash flow for the period totalled SEK -480 million (SEK -33 m), SEK -435 million of which was attributable to the third quarter of 2002. The cash flow for the period was negative as a result of SEK 195 million in debt amortisation and lower operating liabilities. The lower operating liabilities are due to substantial payments for mining equipment for Aitik, interest payments, and a higher percentage of purchases of concentrates during the period with relatively short payment terms. Cash flow is expected to improve in the fourth quarter.

During the third quarter of 2002 Boliden has amortised SEK 326 million in pension liabilities and taken an equivalent four-year term loan from FPG without amortisation.

Turnover and result SEK million (unless stated otherwise)	Nine months 2002	2001	Change in %	Third quarter 2002	2001	Change in %
Turnover	7 252	7 825	-7	2 196	2 380	-8
Operating result	260	-870	-	87	-1 025	-
Operating margin (%)	3.6	-11.1	-	4.0	-43.1	-
Result after net financial items	33	-3 436	-	13	-2 813	-
Result for the period	52	-2 254	-	22	-1 749	-

Market

The metal market

The prices of most of the of metals which Boliden produces were lower during the first nine months of 2002 than in the corresponding period last year. This is mainly due to the lower rate of economic growth world-wide in 2002, which has resulted in, among other things, weaker demand. At the beginning of the third quarter of 2002, copper prices fell back to the low levels seen at the beginning of the year, largely due to uncertainty on the world's stock markets. Continued high stocks of both copper and zinc also had a dampening effect on the price trend for these metals.

The price of gold has, unlike that of other metals, benefited from the uncertainty in the world economy and on the stock markets, and prices have risen by approximately 17 per cent since the beginning of the year. Boliden has hedged prices for part of the company's planned gold production. At the end of the reporting period, approximately 80 per cent of the company's planned gold production was hedged at an average price of USD 310/oz until the end of the third quarter of 2003. Boliden's exposure to changes in metal prices remains high, however, since only a limited amount of its total metal production has been hedged.

Metal prices (average LME/LBM)	Nine months 2002	2001	Change in %	Third quarter 2002	2001	Change in %
Copper (USD/lb.)	0.71	0.74	-4	0.69	0.67	3
Zinc (USD/lb.)	0.35	0.42	-17	0.35	0.37	-5
Lead (USD/lb.)	0.21	0.22	-5	0.20	0.21	-5
Gold (USD/oz)	306	269	14	314	275	14
Silver (USD/oz)	4.63	4.40	5	4.67	4.27	9

The currency market

The value of the US dollar fell slightly against the Swedish krona during the reporting period, in comparison with the corresponding period in 2001. The US dollar fell by 11 per cent during the third quarter of 2002 in comparison with the corresponding period last year. The US dollar did strengthen slightly against the Canadian dollar during both the first nine months and the third quarter of 2002 in comparison with the corresponding periods in 2001.

Boliden's planned dollar revenues for 2002 have already been hedged at an

average rate of SEK/USD 10.50, and at SEK/USD 10.77 inclusive of hedge reserve. In July 2002, a further 20 per cent was hedged for 2003 and 2004. This means that a total of 80 per cent of the company's planned dollar revenues for those years is now hedged at an average exchange rate of SEK/USD 10.36 (SEK/USD 10.68 inclusive of hedge reserve) for 2003, and of SEK/USD 10.42 (SEK/USD 10.61, inclusive of hedge reserve) for 2004. Boliden has already hedged 60 per cent of the company's planned dollar revenues for 2005 up to and including July at an average exchange rate of SEK/USD 10.33, as the company wishes to ensure that the plans made for the operations in those years can be implemented. Boliden has also hedged the rest of the net flow until the end of the third quarter of 2004 by means of purchased put options, which gives a "floor" rate of SEK/USD 9.00.

Exchange rates (average)	Nine months 2002	Nine months 2001	Change in %	Third quarter 2002	Third quarter 2001	Change in %
SEK/USD (realised by Boliden)	10.70	8.29	29	10.75	9.50	13
SEK/USD	9.93	10.26	-3	9.38	10.53	-11
USD/CAD	1.57	1.54	2	1.56	1.53	2

Turnover and Result per Business Area

The turnover and operating results for Boliden's different business areas in the first nine months of the year and the third quarter of 2002 are as follows:

Turnover per business area, SEK million	Nine months 2002	Nine months 2001	Change in %	Third quarter 2002	Third quarter 2001	Change in %
Mines	1 684	1 677(1)	-	600	716(1)	-16
Smelters	5 060	4 985	2	1 405	1 447	-3
Fabrication	1 719	1 849	-7	515	530	-3
Other, inc. elim.	-1 211	-686(2)	77	-324	-313(2)	4
Total	7 252	7 825	-7	2 196	2 380	-8

Operating result per business area, SEK million	Nine months 2002	Nine months 2001	Change in %	Third quarter 2002	Third quarter 2001	Change in %
Mines	145	-282(1)	-	90	74(1)	22
Smelters	195	4	-	21	22	-5
Fabrication	5	6	-17	4	-5	-
Other, inc. elim.	-85	-598(2)	-86	-28	-1 116(2)	-97
Total	260	-870	-	87	-1 025	-

(1) Mines includes the turnover and result of Laisvall.
(2) Other includes the turnovers and results of Norzink and Lomas Bayas.

Mines

The turnover of Boliden's mining operations during the first nine months of 2002 totalled SEK 1,684 million (SEK 1, 677 m), of which SEK 600 million (SEK 716 m) was attributable to the third quarter. The operating result for the reporting period was SEK 145 million (SEK -282 m), corresponding to an operating margin of 8.6 per cent (-16.8 per cent). The operating result during the third quarter was SEK 90 million (SEK 74 m), corresponding to an operating margin of 15.0 per cent (10.3 per cent). The operating result was positively affected by increased revenues due to an improved realised US dollar exchange rate, lower smelting and refining charges, and productivity improvements. At the same time, however, the result was burdened by lower metal prices and lower production in the first nine months of 2002 compared with the corresponding period last year.

Mines, SEK million	Nine months 2002	2001	Change in %	Third quarter 2002	2001	Change in %
Turnover	1 684	1 677	-	600	716	-16
Operating result	145	-282	-	90	74	22
Depreciation	217	399	-46	73	144	-49
Investments	187	347	-46	65	162	-60

Boliden's mines mainly produce copper, zinc, lead, gold and silver.

Total production of Boliden's main metals - copper and zinc - was lower during the first nine months of the year than in the corresponding period last year. The main reason for this is that the company now has fewer mines in production. At Aitik, which mainly produces copper, the head grades improved gradually throughout the third quarter, which had a positive effect on copper production.

The head grades can deviate from average, depending on the actual zone being mined. The grades are expected to remain good during the fourth quarter. The production equipment from the now closed Spanish mine was put into operation, and has increased capacity and boosted the development at Aitik during the third quarter.

In the Boliden area, both ore production and milling results continue to develop well. Ore from the Storliden mine was processed in two campaigns at the Boliden concentrator during the second and third quarters of 2002, with good results. Additional campaigns are planned for the fourth quarter. Production also increased at Garpenberg during both the first nine months of the year and for the third quarter of 2002, in comparison with corresponding periods last year.

Production at the Canadian mine, Myra Falls, which was restarted in mid-March after the implementation of a comprehensive action plan, is proceeding well. The measures have had a positive effect. There has been a 20 per cent reduction in costs and the mine is now reporting a profit.

Metal production, Total and per mine	Nine months 2002	2001	Change in %	Third quarter 2002	2001	Change in %
Total (1)						
Copper (tonnes)	55 867	67 819	-18	21 578	22 617	-5
Zinc (tonnes)	109 121	111 924	-3	43 908	37 955	16
Lead (tonnes)	13 842	13 695	1	4 892	4 443	10

Gold (ounces)	122 075	121 849	0	41 906	41 113	2
Silver (thousand ounces)	6 157	5 789	6	2 038	1 909	7
Boliden Area						
Copper (tonnes)	9 178	6 690	37	3 347	1 996	68
Zinc (tonnes)	47 130	38 030	24	18 328	12 394	48
Lead (tonnes)	2 503	2 815	-11	1 155	985	17
Gold (ounces)	66 486	56 974	17	18 936	19 982	-5
Silver (thousand ounces)	1 802	1 612	12	670	499	34
Garpenberg						
Copper (tonnes)	558	581	-4	185	162	14
Zinc (tonnes)	28 733	25 848	11	9 108	8 422	8
Lead (tonnes)	11 339	10 880	4	3 737	3 458	8
Gold (ounces)	7 202	7 295	-1	2 315	2 370	-2
Silver (thousand ounces)	2 871	2 650	8	833	927	-10
Aitik						
Copper (tonnes)	41 869	49 223	-15	16 012	16 730	-4
Gold (ounces)	36 261	40 690	-11	14 394	13 015	11
Silver (thousand ounces)	1 118	1 204	-7	378	379	0
Myra Falls (2)						
Copper (tonnes)	4 262	11 325	-62	2 034	3 729	-45
Zinc (tonnes)	33 258	48 046	-31	16 472	17 139	-4
Gold (ounces)	12 126	16 890	-28	6 261	5 746	9
Silver (thousand ounces)	367	323	14	158	104	52

(1) Excluding operations sold or shut down in 2001
(2) Production temporarily halted from December 2001 to end March 2002.

Smelters

The turnover of the Business Area Smelters during the first nine months of 2002 totalled SEK 5,060 million (SEK 4,985 m), of which SEK 1,405 million (SEK 1,447 m) was generated during the third quarter. The operating result was SEK 195 million (SEK 4 m), corresponding to an operating margin of 3.9 per cent (0 per cent). The operating result for the third quarter was SEK 21 million (SEK 22 m), corresponding to an operating margin of 1.5 per cent (1.5 per cent).

The operating result was positively affected by higher production at the Ronnskar smelter. At the same time, however, lower metal prices and lower smelting and refining charges had a negative effect on the result. The recent steep fall in the price of copper had a negative effect on the valuation of the material under processing, and hence on Ronnskar's results. This has affected the result for the third quarter by SEK -60 million and the result for the first nine months of 2002 by SEK -21.

Smelters, SEK million	Nine months 2002	2001	Change in %	Third quarter 2002	2001	Change in %

Turnover	5 060	4 985	2	1 405	1 447	-3
Operating result	195	4	-	21	22	-5
Depreciation	217	168	29	72	63	14
Investments	69	109	-37	38	39	-3

Boliden's smelters (Ronnskar, Bergsoe) mainly produce copper, zinc clinker, lead and precious metals. The increased production at Ronnskar during the first nine months of 2002 in comparison with the corresponding period last year is due to production levels having been gradually raised to reach the plant's technical production capacity. Production did not reach the planned levels during the reporting period, however, due mainly to lower production at Aitik and delayed deliveries of concentrate from Chile. Concentrate deliveries to Ronnskar, both internal and external, gradually stabilised during the third quarter.

Metal production	Nine months 2002	2001	Change in %	Third quarter 2002	2001	Change in %
Copper (tonnes)	168 148	158 869	6	55 766	53 417	4
Zinc clinker (tonnes)	25 526	26 759	-5	6 447	9 189	-30
Lead (tonnes)	12 937	22 391	-42	2 630	3 742	-30
Gold (kg)	11 859	9 358	27	3 261	3 091	5
Silver (kg)	311 265	233 687	33	89 851	62 125	45
Lead alloy, Bergsoe (tonnes)	33 259	31 707	5	7 684	7 316	5

Fabrication

The turnover for the Fabrication Business Area, which specialises in the manufacture of copper tubing and brass rods, totalled SEK 1,719 million (SEK 1,849 m) for the first nine months of 2002, of which SEK 515 million (SEK 530 m) was attributable to the third quarter. The operating result was SEK 5 million (SEK 6 m), corresponding to an operating margin of 0.3 per cent (0.3 per cent). The operating result in the third quarter was SEK 4 million (SEK -5 m). Demand in both the copper tubing and brass rod markets remained weak during the reporting period. In the copper tubing market, this also led to increasing downward pressure on prices. The comprehensive efficiency-improvement programmes implemented within Fabrication were unable to compensate for the significant falls in volume and prices seen during the reporting period, mainly in the copper tubing market.

Fabrication, SEK million	Nine months 2002	2001	Change in %	Third quarter 2002	2001	Change in %
Turnover	1 719	1 849	-7	515	530	-3
Operating result	5	6	-17	4	-5	-
Depreciation	41	44	-7	13	13	0
Investments	36	18	100	14	5	180

Technology Sales

Boliden Contech, which markets and sells technical solutions, mainly for smelters, was affected during the reporting period both by delays in the start-up of external projects and by continued weak sales of new projects due to lower demand, in comparison with the corresponding period last year.

Employees

The average number of employees of the Boliden group at the end of the third quarter of 2002 was 3,714, of whom 2,414 were based in Sweden. Adjusted for acquisitions made (85 employees) during the year, this corresponds to a reduction of 120 employees from the beginning of the year, when the group had 3,749 employees.

Stockholm, 23rd October 2002

Jan Johansson
President and CEO

This Interim Report has been prepared in accordance with the recommendations of the Swedish Financial Accounting Standards Council. The same accounting principles have been used as in the last annual accounts, with the exception of the way in which the company's shares in associated companies' profits are reported.

The Interim Report has not been subject to specific examination by the company's auditors.

The preliminary financial statement for 2002 will be published on 18 February 2003.

INCOME STATEMENTS

Group	Nine months		Third quarter		Full year
SEK million	2002	2001	2002	2001	2001
Net sales	7 252	7 825	2 196	2 380	10 250
Cost of goods sold	-6 610	-7 400	-2 016	-2 054	-9 686
Gross result	642	425	180	326	564
Cost of sales	-223	-289	-59	-92	-373
Administrative expenses	-210	-224	-58	-70	-361
Research and development costs	-71	-73	-24	-23	-107
Items affecting comparability (IAC)	-	-739	-	-1 165	-724
Other operating income and expenses	109	30	47	-3	52
Share in associated companies' profits	13	-	1	2	-
Operating result	260	-870	87	-1 025	-949
Financial items, net	-227	-2 566	-74	-1 788	-2 807
Earnings after financial items	33	-3 436	13	-2 813	-3 756
Taxes	19	231	9	214	562

FILE NO.

82-4707

Minority shares in earnings	-	951	-	850	957
Net result for the period	52	-2 254	22	-1 749	-2 237

Operating result, excluding IAC	Nine months		Third quarter		Full year
SEK million	2002	2001	2002	2001	2001
Operating result, ex. IAC	260	-131	87	140	-225
Earnings after net financial items, ex. IAC	33	-2 697	13	-1 648	-3 032
Net result, ex. IAC	52	-1 515	22	-584	-1 513

Earnings per share	Nine months		Third quarter		Full year
SEK	2002	2001	2002	2001	2001
Earnings per share	0.61	-26.27	0.26	-20.38	-26.08
Earnings per share, ex. IAC	0.61	-17.65	0.26	-6.80	-17.64
No. shares	85 811 638		85 811 638		85 811 638

Items affecting comparability (IAC)	Nine months		Third quarter		Full year
SEK million	2002	2001	2002	2001	2001
Write-down of Myra Falls	-	-1 159	-	-1 159	-1 159
Profit from sale of Norzink	-	478	-	-	478
Other	-	-58	-	-6	-43
	-	-739	-	-1 165	-724

CONSOLIDATED BALANCE SHEETS

Group	30 Sept.	31 Dec.
SEK million	2002	2001
Intangible fixed assets	8	8
Tangible fixed assets	7 503	7 728
Deferred tax	240	239
Interest-bearing assets	3	2
Other financial fixed assets	77	87
Inventories	1 312	1 387
Interest-bearing current receivables	-	6
Other receivables	1 036	932
Liquid funds	303	787
Total assets	10 482	11 176

Shareholders' equity	2 510	2 527
Minority interests	1	1
Pensions reserves	71	430
Other provisions	611	636
Interest-bearing long-term liabilities	5 111	124
Other long-term liabilities	113	5
Interest-bearing current liabilities	316	5 044
Other current liabilities	1 749	2 409
Total liabilities and shareholders' equity	10 482	11 176

Specification of changes in shareholders' equity

SEK million	
Opening balance, 01-01-2002	2 527
Net result for the period	52
Revaluation due to termination of associated company relationships	-4
Translation differences	-65
Closing balance, 30-09-2002	2 510

Key ratios	Nine months 2002	Full year 2001
Investments in fixed assets, SEK million	300	665
Capital employed, SEK million	7 403	7 039
Net debt, SEK million	-5 192	-4 803
Return on capital employed, %	4.8	-12.8
Return on shareholders' equity, %	2.8	-171.8
Equity/assets ratio, %	23.9	22.6

CASH FLOW STATEMENT

Group	Nine months		Full year
SEK million	2002	2001	2001
Operating activities			
Earnings after net financial items	33	-3 436	-3 756
Adjustment for items not included in cash flow etc.	413	1 179	1 144
	446	-2 257	-2 612
Tax paid	-3	-16	-38
Cash flow from the operating activities before changes in working capital	443	-2 273	-2 650
Cash flow from changes in working capital			
Increase(-)/Decrease(+) in inventories	91	-52	-52
Increase(-)/Decrease(+) in operating receivables	-84	447	804
Increase(+)/Decrease(-) in operating liabilities	-515	-849	-442

FILE NO.
82-4707

Cash flow from operating activities	-65	-2 727	-2 34(
Investment activities			
Sale of subsidiaries	-	1 498	1 714
Acquisition of operations	-52	-	-
Acquisition of intangible fixed assets	-1	-	-
Acquisition of tangible fixed assets	-299	-486	-665
Sale of tangible fixed assets	15	-	-
Sale of financial assets	13	-	-
Cash flow from investment activities	-324	1 012	1 049
Financing activities			
Shareholders' contributions received	-	1 649	1 649
Loans raised	476	5 266	5 266
Amortisation of loans	-195	-5 233	-5 233
Amortisation of pension liabilities	-372	-	-
Cash flow from financing activities	-91	1 682	1 682
Cash flow for period	-480	-33	391
Liquid funds at beginning of year	787	391	391
Exchange rate difference on liquid funds	-4	5	5
Liquid funds at end of period	303	363	787

Liquid funds
The following are included in liquid funds:

Cash and bank	171	354	507
Short-term investments, equated with liquid funds	132	9	280
	303	363	787

Information per Business Area
SEK million

THIRD QUARTER, 2002

	Mines	Smelters	Fabrication	Other inc. elim.	Group
Net sales	600	1 405	515	-324	2 196
Operating result	90	21	4	-28	87
Investments	65	38	14	5	122
Depreciation	73	72	13	8	166

THIRD QUARTER, 2001

	Mines	Smelters	Fabrication	Other inc. elim.	Group
Net sales	716	1 447	530	-313	2 380
Operating result	74	22	-5	-1 116	-1 025
Investments	162	39	5	1	207
Depreciation	144	63	13	1	221

NINE MONTHS, 2002

	Mines	Smelters	Fabrication	Other inc. elim.	Group
Net sales	1 684	5 060	1 719	-1 211	7 252
Operating result	145	195	5	-85	260
Investments	187	69	36	8	300
Depreciation	217	217	41	25	500

NINE MONTHS, 2001

	Mines	Smelters	Fabrication	Other inc. elim.	Group
Net sales	1 677	4 985	1 849	-686	7 825
Operating result	-282	4	6	-598	-870
Investments	347	109	18	12	486
Depreciation	399	168	44	57	668

FULL YEAR 2001

	Mines	Smelters	Fabrication	Other inc. elim.	Group
Net sales	2 197	6 710	2 412	-1 069	10 250
Operating result	-300	111	14	-774	-949
Investments	474	152	25	14	665
Depreciation	477	227	57	76	837

>>

-30-

For further information: Contact persons for further information: Jan Johansson, President and CEO, Tel +46 8 610 16 02, Mobile +46 70 555 02 02; Ulf Soderstrom, VP Public Relations, Tel +46 8 610 15 57, Mobile +46 70 618 95 95; Ruben Ornstein, Chief Financial Officer, Tel +46 8 610 15 20, Mobile +46 70 229 29 97; Boliden's homepage: www.boliden.se

FILE NO.

82-470

BOLIDEN LIMITED

Quotes and Charts
BOL. (TSX)

Releases Earnings

Attention Business Editors:

New Mineralisation Discovered in Boliden's Kristineberg Mine

TORONTO, Nov. 14 /CNW/ - While carrying out exploration work, Boliden has discovered new mineralisation in its Kristineberg Mine in northern Sweden. The indicated mineral resource of 1 M tonnes has very high zinc and silver grades and was intersected on the 900 - 1000 m level adjacent to the currently-producing Einarsson ore body

<<

The indicated mineral resource is as follows:

K tonnes	Au g/t	Ag g/t	Cu %	Zn %	Pb %
1000	0.2	197	0.4	11.6	1.0

>>

The zone remains open to the west and continued drilling is planned to investigate its extent.

The ore reserve at Kristineberg at the end of 2001 was a little over 1.0 M tonnes which will be sufficient for slightly more than two years at the current production rate. The new discovery can lead to an extension of the mine's lifetime by about two years.

Assaying has been done in Boliden's laboratory at Ronnskar and check assays have been performed by Chemex in Vancouver.

The area is covered by a mining concession.

Drill hole data as well as a longitudinal projection will be posted on Boliden's homepage at www.boliden.se later today under the heading Exploration.

The technical base data have been compiled under the supervision of Mati Sallert, who is registered as a Qualified Person by the Swedish Mining Association.

The Kristineberg Mine has been in production since 1940 and currently has around 150 employees. The ore mined there contains copper, lead, zinc, gold and silver.